Exhibit 7.3

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on Hong Kong GAAP

(Expressed in millions of HK$)

	Year ended December 31(1)
	2001	2002	2003	2004	2005
Profit before taxation	4,295	4,098	5,473	7,673	10,012

Fixed Charges:
Interest expenses	1,870	1,748	1,636	1,470	1,447
Amortization of debt discount or deferred debt costs	53	23	24	32	30
Representative portion of interest in operating lease expenses(2)	5	4	4	3	3

Total fixed charges (B)	1,928	1,775	1,664	1,505	1,480

Less: fixed charges capitalized	1,029	621	104	48	115

	899	1,154	1,560	1,457	1,365

Earnings before taxes and fixed charges (A)	5,194	5,252	7,033	9,130	11,377

Ratio of Earnings to Fixed Charges (A)/(B)	2.69	2.96	4.23	6.07	7.69

(1)	Due to the retrospective adoption of certain new HKFRS, restatement of the 2001, 2002, 2003 and 2004 financial data was necessary. See Note 3 of Notes to the Financial Statements.
(2)	The balance represented one third of operating lease expenses of the Group.